

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Xinpeng Luo
Chief Accountant
Guangshen Railway Company Limited
No. 1052 Heping Road, Luohu District
Shenzhen
People's Republic of China 518010

> **Re: Guangshen Railway Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **File No. 001-14362**

Dear Mr. Luo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation